# KEEFE, BRUYETTE & WOODS, INC.

(A Wholly Owned Subsidiary of Stifel Financial Corp.)

Statement of Financial Condition

December 31, 2019

(With Report of Independent Registered Public Accounting Firm)

(This Statement of Financial Condition was filed pursuant to Rule 17a-5(e)(3) as a public document.)

**KEEFE, BRUYETTE & WOODS, INC.**
(A Wholly Owned Subsidiary of Stifel Financial Corp.)

**Statement of Financial Condition**

**Table of Contents**



Ernst & Young LLP
300 First Stamford Place
Stamford, CT 06902-6765

Tel: +1 203 674 3000

## Report of Independent Registered Public Accounting Firm

To the Stockholder and Management of Keefe, Bruyette & Woods, Inc.

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Keefe, Bruyette & Woods, Inc. (the "Company") as of December 31, 2019 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2019, in conformity with U.S. generally accepted accounting principles.

### Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

*Ernst + Young LLP*

We have served as the Company's auditor since 2013.

February 27, 2020

**Keefe, Bruyette & Woods, Inc.**
**(A Wholly Owned Subsidiary of Stifel Financial Corp.)**

**Statement of Financial Condition**
**December 31, 2019**

*($ in thousands, except share and per share amounts)*

| **Assets** | | |
|---|---|---|
| Cash and cash equivalents | $ | 149,693 |
| Receivables: | | |
|    Brokerage clients, net | | 15,279 |
|    Brokers, dealers, and clearing organizations | | 51,352 |
| Financial instruments owned, at fair value | | 27,170 |
| Operating lease right-of-use assets, net | | 56,549 |
| Fixed assets, net | | 2,157 |
| Goodwill | | 32,355 |
| Intangible assets, net | | 6,640 |
| Deferred tax assets, net | | 9,296 |
| Due from affiliates | | 551 |
| Other assets | | 2,304 |
|    Total Assets | $ | 353,346 |
| | | |
| **Liabilities and Stockholder's Equity** | | |
| Financial instruments sold, but not yet purchased, at fair value | $ | 12,668 |
| Accrued compensation | | 74,713 |
| Accounts payable and accrued expenses | | 83,513 |
| Due to Parent and affiliates, net | | 8,477 |
|    Total Liabilities | | 179,371 |
| Stockholder's Equity: | | |
| Common stock, $0.01 par value, authorized 10,000 shares, 100 shares issued and outstanding | | — |
| Additional paid-in-capital | | 342,469 |
| Accumulated deficit | | (168,494) |
|    Total Stockholder's Equity | | 173,975 |
|    Total Liabilities and Stockholder's Equity | $ | 353,346 |

*See accompanying Notes to Statement of Financial Condition.*

**(1)    Organization and Summary of Significant Accounting Policies**

*(a)    Organization and Basis of Presentation*

Keefe, Bruyette & Woods, Inc. (the "Company") is a full-service investment bank and broker-dealer that specializes in the financial services sector and provides research, equity sales and trading, capital raising, and strategic advisory services. The Company is subject to regulation and oversight by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's customers are predominantly institutional investors including other brokers and dealers, commercial banks, asset managers, and other financial institutions. The Company is a wholly owned subsidiary of Stifel Financial Corp. (the "Parent").

*(b)    Use of Estimates*

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the Company's statement of financial condition. Management believes that the estimates used in preparing the Company's statement of financial condition are reasonable. Actual results may differ from these estimates.

*(c)    Cash and Cash Equivalents*

Cash equivalents include investments with an original maturity of three months or less. Due to the short-term nature of these instruments, carrying value approximates their fair value.

*(d)    Brokerage Client Receivables, Net*

Brokerage client receivables are stated net of an allowance for doubtful accounts. The estimate for the allowance for doubtful accounts is derived by the Company by utilizing past client transaction history and an assessment of the client's creditworthiness.

*(e)    Receivables from Brokers, Dealers, and Clearing Organizations*

Receivables from brokers, dealers and clearing organizations include receivables arising from unsettled securities transactions and receivables from clearing organizations. Unsettled securities transactions related to the Company's broker-dealer operations are recorded at contract value on a net basis.

*(f)    Fair Value of Financial Instruments*

The Company measures certain financial assets and liabilities at fair value on a recurring basis, including cash equivalents, financial instruments owned, and financial instruments sold, but not yet purchased. Other than those separately discussed in the notes to the statement of financial condition, the remaining financial instruments are generally short-term in nature and their carrying values approximate fair value.

*Fair Value Hierarchy*

The fair value of a financial instrument is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. "the exit price") in an orderly transaction between market participants at the measurement date. The Company has categorized its financial instruments measured at fair value into a three-level classification in accordance with Accounting Standards Codification Topic 820, "Fair Value Measurement," which established a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs reflect the Company's

assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the transparency of inputs as follows:

Level 1 – Quoted prices (unadjusted) are available in active markets for identical assets or liabilities as of the measurement date. A quoted price for an identical asset or liability in an active market provides the most reliable fair value measurement because it is directly observable to the market.

Level 2 – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the measurement date. The nature of these financial instruments include instruments for which quoted prices are available but traded less frequently, derivative instruments whose fair value have been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level 3 – Instruments that have little to no pricing observability as of the measurement date. These financial instruments do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

*Valuation of Financial Instruments*

Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing methods. Among the factors considered by the Company in determining the fair value of financial instruments for which there are no current quoted market prices are the credit spreads, the terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, assessing the underlying investments, market based information, such as comparable company transactions, performance multiples and changes in market outlook as well as other measurements. See Note 2 for additional information on how the Company values its financial instruments.

*(g)* *Fixed Assets, Net*

Furniture and other equipment and computer equipment and software are carried at cost and depreciated on a straight-line basis using estimated useful lives of the related assets, generally two to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the respective leases.

*(h)* *Goodwill and Intangible Assets, Net*

Goodwill represents the cost of acquired business in excess of the fair value of the related net assets acquired that was pushed-down to the Company by the Parent as a result of the merger. Goodwill is tested for impairment at least annually or whenever indications of impairment exist. In testing for the potential impairment of goodwill, the Company estimates the fair value of its reporting unit (generally defined as the business for which financial information is available and reviewed regularly by management), and compares it to its carrying value. If the estimated fair value of a reporting unit is less than its carrying value, the Company is required to estimate the fair value of all assets and liabilities of the reporting unit, including goodwill. If the carrying value of the reporting unit's goodwill is greater than the estimated fair value, an impairment charge is recognized for the excess. The Company's annual goodwill impairment testing was completed as of December 31, 2019, with no impairment charges resulting from the annual impairment test.

Identifiable intangible assets, which are amortized over their estimated useful lives, are tested for potential impairment whenever events or changes in circumstances suggest that the carrying value of an asset or asset group may not be fully recoverable.

### (i) Stock-Based Compensation

Associates of the Company are eligible to participate in an incentive stock plan sponsored by the Parent that provides for the granting of stock units and debentures. See Note 12 for a further discussion of stock-based compensation.

### (j) Operating Leases

The Company enters into operating leases for real estate and office equipment, substantially all of which are used in connection with its operations. The Company adopted Accounting Standards Update ("ASU") 2016-02 "Leases" on January 1, 2019, which required the Company to recognize, for leases longer than one year, a right-of-use asset representing the right to use the underlying asset for the lease term, and a lease liability representing the obligation to make payments. The lease term is generally determined based on the contractual maturity of the lease. For leases where the Company has the option to terminate or extend the lease, an assessment of the likelihood of exercising the option is incorporated into the determination of the lease term. Such assessment is initially performed at the inception of the lease and is updated if events occur that impact the original assessment.

An operating lease right-of-use asset is initially determined based on the operating lease liability, adjusted for initial direct costs, lease incentives and amounts paid at or prior to lease commencement. This amount is then amortized over the lease term. At December 31, 2019, the right-of-use assets are included in operating lease right-of-use assets, net with the corresponding lease liabilities included in accounts payable and accrued expenses in the statement of financial condition. See Note 8 for information about operating leases.

### (k) Income Taxes

The Company is included in the consolidated federal and certain state income tax returns filed by the Parent. The Company's portion of the consolidated current income tax liability, computed on a separate return basis pursuant to a tax sharing agreement and its stand-alone tax liability or receivable are included in the accompanying statement of financial condition.

The Company generally computes income taxes using the asset and liability method, under which deferred income taxes are provided for the temporary differences between the financial statement carrying amounts and the tax basis of the Company's assets and liabilities. The Company establishes a valuation allowance for deferred tax assets if it is more likely than not that these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. See Note 6 for further information regarding income taxes.

**(2)    Financial Instruments**

The Company measures certain financial assets and liabilities at fair value on a recurring basis, including financial instruments owned and financial instruments sold, not yet purchased in the accompanying statement of financial condition.

Following are descriptions of the valuation methodologies and key inputs used to measure financial assets and liabilities recorded at fair value. The descriptions include an indication of the level of the fair value hierarchy in which the assets or liabilities are classified.

*Financial instruments owned, at fair value*

Financial instruments owned, at fair value are recorded at fair value based on quoted market prices, such as listed equities, and are reported as Level 1.

*Financial instruments sold, not yet purchased, at fair value*

Financial instruments sold, not yet purchased that are recorded at fair value based on quoted prices in active markets and other observable market data are reported as Level 1. Financial instruments sold, not yet purchased include equity securities listed in active markets.

The following table summarizes the valuation of the Company's financial instruments by pricing observability levels as of December 31, 2019 *(in thousands)*:

|  | Total | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| **Assets:** | | | | |
| **Financial instruments owned, at fair value** | | | | |
| Equities | $ 27,170 | $ 27,170 | $ — | $ — |
| **Liabilities:** | | | | |
| **Financial instruments sold, but not yet purchased, at fair value:** | | | | |
| Equities | $ 12,668 | $ 12,668 | $ — | $ — |

*Transfers Within the Fair Value Hierarchy*

The Company assesses its financial instruments to determine the appropriate classification within the fair value hierarchy. Transfers between fair value classifications occur when there are changes in pricing observability levels. Transfers of financial instruments among the levels are deemed to occur at the beginning of the reporting period. There were no transfers of financial assets out of Level 3 during the year ended December 31, 2019.

**(3)    Fixed Assets, Net**

Fixed assets, net consisted of the following as of December 31, 2019 *(in thousands)*:

| | | |
|---|---|---|
| Leasehold improvements | $ | 8,454 |
| Computer equipment and software | | 1,631 |
| Furniture and other equipment | | 1,260 |
| Total | | 11,345 |
| Accumulated depreciation and amortization | | (9,188) |
| **Fixed assets, net** | $ | 2,157 |

**(4)   Intangible Assets, Net**

The carrying amount of intangible assets, net is presented in the following table (*in thousands*):

| | | |
|---|---|---:|
| **Balance at January 1, 2019** | $ | 7,607 |
| Amortization of intangible assets | | (967) |
| **Balance at December 31, 2019** | $ | 6,640 |

The Company's identifiable intangible assets consist of customer relationships, trade name, and an intangible asset as a result of a favorable lease that are amortized over their contractual or determined useful lives. The weighted-average remaining lives of the Company's intangible assets at December 31, 2019 was: 7.6 years for customer relationships; 8.1 years for trade name; and 7.1 years for the favorable lease.

| | Gross carrying value | | Accumulated Amortization | | Net | |
|---|---|---:|---|---:|---|---:|
| Customer relationships | $ | 8,680 | $ | 6,876 | $ | 1,804 |
| Trade name | | 7,470 | | 3,229 | | 4,241 |
| Favorable lease | | 1,244 | | 649 | | 595 |
| | $ | 17,394 | $ | 10,754 | $ | 6,640 |

**(5)   Related Party Transactions**

The Company conducts a portion of its securities operations as a fully disclosed introducing broker through Stifel, Nicolaus & Company, Inc. ("Stifel"), a wholly-owned subsidiary of the Parent. Under the arrangement, the Company has a Proprietary Accounts of Broker-Dealers agreement with Stifel. At December 31, 2019, the Company had a receivable from Stifel of $50.9 million related to clearing activities with Stifel, which is included in receivables from brokers, dealers, and clearing organizations in the accompanying statement of financial condition.

At December 31, 2019, the amount due from affiliates of $0.6 million primarily consists of allocations from affiliates.

At December 31, 2019, due to Parent and affiliates, net in the accompanying statement of financial condition primarily consists of amounts due to the Parent for reimbursement of stock unit conversions. The amount due to Parent at December 31, 2019 was $7.6 million. Due to affiliates of $0.9 million at December 31, 2019 consists primarily of operating expenses that were paid on the Company's behalf by certain affiliates.

During the year ended December 31, 2019, the Company distributed capital to the Parent in the amount of $32.5 million.

**(6)    Income Taxes**

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets as of December 31, 2019 are as follows *(in thousands)*:

| | | |
|---|---|---:|
| Deferred tax assets: | | |
| Employee compensation and benefits | $ | 3,115 |
| Accrued expenses | | 4,097 |
| Depreciation | | 1,522 |
| State net operating loss carryover | | 487 |
| Lease obligations | | 15,581 |
| Other | | 395 |
| Total deferred tax assets | $ | 25,197 |
| Deferred tax liabilities: | | |
| Goodwill and intangibles | $ | (1,511) |
| Prepaid expenses | | (255) |
| Operating lease right-of-use asset | | (14,135) |
| Total deferred tax liabilities | | (15,901) |
| Deferred tax assets, net | $ | **9,296** |

The Company believes that realization of the deferred tax asset is more likely than not based upon anticipated future taxable income.

The Company's net deferred tax asset at December 31, 2019 includes net operating loss carryforwards of $8.1 million, which expire between 2031 and 2037.

The Company is included in the consolidated federal and certain state income tax returns filed by the Parent. The Company files separate income tax returns in certain local jurisdictions. For federal tax purposes, years up to and including the short period February 15, 2014 have been examined. For state and local tax purposes, years beginning after 2015 are still open to examination.

**(7)    Net Capital Requirement**

The Company operates in a highly regulated environment and is subject to net capital requirements. A broker-dealer that fails to comply with the SEC's Uniform Net Capital Rule (Rule 15c3-1) may be subject to disciplinary actions by the SEC and self-regulatory organizations, such as FINRA, including censures, fines, suspension, or expulsion. The Company calculates its net capital under the aggregate indebtedness method whereby it is required to maintain minimum capital (as defined), equal to the greater of $1.0 million or 6 2/3% of aggregate indebtedness (as defined). The Company is not allowed to distribute equity capital or pay cash dividends to the Parent if resulting net capital would be less than 120% of its minimum net capital (as defined). At December 31, 2019, the Company had net capital of $98.8 million, which was 111.5% of aggregate indebtedness to net capital and $91.5 million in excess of the Company's minimum required net capital of $7.3 million.

**(8)    Commitments and Contingencies**

*(a)    Leases*

The Company's operating leases primarily relate to office space and office equipment with remaining lease terms of 1 to 8 years. At December 31, 2019, operating lease right-of-use assets were $56.5 million and lease liabilities were $54.6 million and included in accounts payable and accrued expenses in the statement of financial condition.

The table below summarizes other information related to the Company's operating leases as of and for the year ended December 31, 2019 *(in thousands, except percentages)*:

| | | |
|---|---|---|
| Operating lease cash flows | $ | 3,868 |
| Weighted-average remaining lease term | | 12.0 years |
| Weighted-average discount rate | | 4.69% |

In the table above, the weighted average discount rate represents the Company's incremental borrowing rate as of January 2019 for leases existing on the date of adoption of the lease accounting standard and at the lease inception date for leases entered into subsequent to the adoption of the lease accounting standard.

The table below presents information about operating lease liabilities as of December 31, 2019 *(in thousands)*:

| | | |
|---|---|---|
| 2020 | $ | 5,400 |
| 2021 | | 5,306 |
| 2022 | | 5,243 |
| 2023 | | 5,180 |
| 2024 | | 5,327 |
| Thereafter | | 37,525 |
| Total undiscounted lease payments | $ | 63,981 |
| Imputed interest | | (9,422) |
| **Total operating lease liabilities** | $ | 54,559 |

*(b)    Litigation*

In the ordinary course of business, the Company may be a defendant or codefendant in legal proceedings. At December 31, 2019, the Company believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's financial condition and results of operations. The results of such proceedings could be material to the Company's financial condition for any particular period, depending, in part, upon additional developments affecting such matters and the operating results for such period. Legal reserves have been established for potential losses that are probable and reasonably estimable. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change.

**(9)   Financial Instruments with Off-Balance-Sheet Risk**

In the normal course of its principal trading activities, the Company enters into transactions in financial instruments with off-balance-sheet risk. These financial instruments, such as options and warrants, contain off-balance-sheet risk inasmuch as ultimate settlement of these transactions may have market and/or credit risk in excess of amounts which are recognized in the financial statements. Transactions in listed options and warrants are conducted through regulated exchanges, which clear and guarantee performance of counterparties.

The Company has sold securities that it does not currently own and will therefore, be obligated to purchase such securities at a future date. The Company has recorded this obligation in the financial statements at market values of the related securities and will incur a trading loss if the market value of the securities increases subsequent to the financial statement date.

*Broker-Dealer Activities*

The Company clears securities transactions on behalf of customers through Stifel, an affiliate, its clearing broker. In connection with these activities, customers' unsettled trades may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfill their contracted obligations. The Company seeks to control the risk associated with its customer activities by monitoring the creditworthiness of its customers.

In addition, the Company has an agreement with Pershing, a subsidiary of Bank of New York Mellon Corporation, whereby Pershing clears securities transactions on a limited basis for the Company, carries customers' accounts on a fully disclosed basis, and prepares various records and reports.

**(10)   Concentrations of Credit Risk**

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing primarily domestic and foreign institutional investors and, to a lesser extent, individual investors. Nearly all of the Company's transactions are executed with and on behalf of institutional investors, including other brokers and dealers, commercial banks, mutual funds, and other financial institutions. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets.

The Company's marketable securities are common stock. The credit and/or market risk associated with these holdings can be directly impacted by factors that affect this industry such as volatile equity and credit markets and actions of regulatory authorities.

**(11)   Employee Profit-Sharing Plan**

Eligible associates of the Company who have met certain service requirements may participate in the Stifel Financial Profit Sharing 401(k) Plan (the "Plan"). Associates are permitted within limitations imposed by tax law to make pre-tax contributions to the Plan. The Company may match certain associate contributions or make additional contributions to the Plan at the discretion of the Parent.

**(12)   Deferred Compensation Plan**

The Company's associates participate in the Stifel Financial Corp. Wealth Accumulation Plan, as restated, (the "Wealth Accumulation Plan") that provides for the granting of stock options, stock appreciation rights, restricted stock, performance awards, stock units, and debentures. Awards under the Wealth Accumulation Plan are granted at market value at the date of grant. The awards generally vest ratably over a three-to ten year vesting period.

All stock-based compensation plans are administered by the Compensation Committee of the Board of Directors of the Parent, which has the authority to interpret the plans, determine to whom awards may be granted under the plans, and determine the terms of each award.

The Wealth Accumulation Plan is provided to certain revenue producers, officers, and key administrative associates, whereby a certain percentage of their incentive compensation is deferred as defined by the Wealth Accumulation Plan into stock units and debentures of the Parent. Participants may elect to defer a portion of their incentive compensation. Units generally vest over a three-to eight year period and are distributable upon vesting or at future specified dates. Deferred compensation costs are amortized on a straight-line basis over the vesting period. Elective deferrals are 100% vested.

**(13)    Recent Accounting Developments**

*Recently Adopted Accounting Guidance*

*Leases*

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-02, "Leases" that requires for leases longer than one year, a lessee recognize in the statements of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. In addition, this accounting update requires expanded disclosures about the nature and terms of lease agreements.

The Company adopted the accounting standard update on January 1, 2019. Upon adoption, in accordance with the accounting standard update, the Company elected to not reassess the lease classification or initial direct costs of existing leases, and to not reassess whether existing contracts contain a lease. In addition, the Company has elected to account for each contract's lease and non-lease components as a single lease component. The adoption of the accounting standard update resulted in an increase of beginning accumulated deficit of $3.5 million after-tax as a cumulative effect of adoption of an accounting change. Upon adoption, the Company recorded a gross up of approximately $56.3 million on its consolidated statements of financial condition to recognize the right-of-use assets, included in operating lease right-of-use assets, net and lease liabilities, included in accounts payable and accrued expenses.

*Recently Issued Accounting Guidance*

*Financial Instruments – Credit Losses*

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments − Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASU 2016-13)." This accounting update impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. CECL will replace the loss model currently applicable to bank loans, held-to-maturity securities, and other receivables carried at amortized cost.

The accounting update also eliminates the concept of other-than-temporary impairment for available-for-sale securities. Impairments on available-for-sale securities will be required to be recognized in earnings through an allowance, when the fair value is less than amortized cost and a credit loss exists or the securities are expected to be sold before recovery of amortized cost. Under the accounting update, there may be an ability to determine there are no expected credit losses in certain circumstances, e.g., based on collateral arrangements for lending and financing transactions or based on the credit quality of the borrower or issuer. Expected credit losses, including losses on off-balance sheet exposures, such as lending commitments, will be measured based on historical experience, current conditions, and forecasts that affect the collectability of the reported amount. Overall, the amendments in this accounting update are expected to accelerate the recognition of credit losses for portfolios where CECL models will be applied. The accounting update is effective for fiscal years beginning after December 15, 2019 (January 1, 2020, for the Company) and early adoption is permitted. The adoption of the accounting update is not expected to have a material impact on the Company's statement of financial condition.

**(14)    Subsequent Events**

The Company evaluates subsequent events that have occurred after the statement of financial condition date but before the financial statements are available to be issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after that date. The Company has evaluated subsequent events through February 27, 2020, the date the accompanying statement of financial condition was available to be issued. Based on the evaluation, the Company did not identify any recognized subsequent events that required adjustment to the statement of financial condition; however the Company identified the following non- recognized event:

*Dividend to Stifel Financial Corp.*

During 2020, the Company distributed capital of $10.0 million to the Parent.